June 25, 2018
VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:	Ms. Jennifer Thompson
Ms. Myra Moosariparambil

Re:	GameStop Corp.
Form 10-K for the Fiscal Year Ended February 3, 2018
Filed April 2, 2018
File No. 001-32637

Dear Ms. Thompson:

This letter sets forth the response of GameStop Corp. (referred to herein as the "Company") to the comments on the above-referenced filing provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated June 11, 2018.

The Staff's comments are restated below in bold and italics type and are followed by the Company's responses.

Form 8-K filed March 28, 2018

Exhibit 99.1

Non-GAAP Measures

1.
We note you have presented the non-GAAP measure digital receipts and define this measure as the full amount paid by the customer for digital content at the time of sale and/or the value attributed to digital content when physical and digital products are sold combined. Please tell us in more detail what this measure represents, as this is unclear to us from the definition included in your earnings release, and revise future presentations of this measure to clarify this to your investors. Your response should clarify how this measure differs from your GAAP digital revenue and related GAAP deferred revenue. We may have further comments after reviewing your response.

COMPANY RESPONSE:

Digital Sales Background

We sell a variety of digital products which generally allow consumers to purchase full game downloads, downloadable content or point of sale activated cards redeemable for digital content. Certain of these products do not require us to purchase inventory or take physical possession of, or take title to, inventory. When purchasing these products from us, consumers pay a retail price and we earn a commission based on a percentage of the retail sale as negotiated with the product publisher. We recognize these commissions as revenue at the time of sale of these digital products.

What is Included in Digital Receipts

Our measure of non-GAAP digital receipts is primarily comprised of the gross retail value (the amount paid by the customer at point-of-sale) for the sale of these digital products. Also included in non-GAAP digital receipts are sales of digital subscriptions to our Game Informer magazine, and gross revenues from our Kongregate business, which we sold in 2017.

How Digital Receipts Differ from GAAP Digital Revenue and Related Deferred Revenue

Items classified in digital receipts are reflected below with their associated GAAP and non-GAAP values:

Product	Digital Receipts (non-GAAP)	Digital Revenue (GAAP)	Deferred Revenue
Digital content sold by itself	Gross retail value	Net commission	No
Digital content sold in bundles (1)	Allocation of gross retail value	None (2)	No
Game Informer - digital version	Gross retail value at time of sale	Amortization of gross retail value over the subscription period	Yes (3)
____________________________

(1)	Includes sales of bundles, in which digital content and physical hardware and/or physical software are sold together as a single SKU.

(2)
We take possession and have the risk of loss for bundles that include digital content, therefore, net sales for these bundles are recognized on a gross basis. Sales of bundles are classified in other product categories, primarily in hardware and software.

(3)	The difference between GAAP revenues and non-GAAP digital receipts on Game Informer for fiscal 2017 was less than 0.1% of total non-GAAP digital receipts.

Why Digital Receipts are Relevant to Our Investors

As a retailer, we believe that it is important to show how we are participating in the digital video gaming market as this category is growing and represents a threat to the physical video game category. Digital video gaming market numbers are reported in terms of the gross retail value paid by the customer, and our net commissions reported under GAAP revenue would significantly understate our participation in the digital space. We also believe it is useful for our investors to see the sales performance of our digital products category on a comparable basis to our other product categories, specifically new physical software.

When we present our "digital receipts" non-GAAP measure in the future, the Company will include explanatory language on the usefulness of this measure as follows:

"GameStop defines digital receipts as the gross retail value of digitally downloadable content, point of sale activated cards redeemable for downloadable content and sales of subscriptions to our Game Informer magazine in digital form. We believe this measure is useful in understanding the gross impact of the digital business in a more comparable format to digital industry measures and to our other video game product categories."

If you have any questions or comments regarding the foregoing, please do not hesitate to contact us at 817-424-2000.

Sincerely,

/s/ Robert A. Lloyd
Robert A. Lloyd
Chief Operating Officer and
Chief Financial Officer
GameStop Corp.
(Principal Financial Officer)

/s/ Troy W. Crawford
Troy W. Crawford
Senior Vice President and
Chief Accounting Officer
GameStop Corp.
(Principal Accounting Officer)

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